United States
                 Securities and Exchange Commission
                     Washington, D.C. 20549

                           Form 12b-25

                    Notification of Late Filing

(Check one): /X/ Form 10-Q

For Period Ended: December 31, 1997

PART I - Registrant Information

American Rice, Inc.
-----------------------
Full Name of Registrant

411 North Sam Houston Parkway East
Houston, Texas 77060
-------------------------------------
Address of Principal Executive Office

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

The Company is in the process of reviewing a number of disclosure and accounting policy issues with its legal counsel. Due to the timing and difficulty of the review and reporting process the additional expense would be unreasonable.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Joseph E. Westover
281-272-8800

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or such shorter period that the registrant was required to file such report(s) been filed ?

/X/ Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period in the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

/X/ Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is in the process of reviewing a number of disclosure and accounting policy issues with its legal counsel. The outcome of these discussions may materially affect the reported results for the quarter ended December 31, 1997.


                           American Rice, Inc.
                           ------------------
                           Name of Registrant

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



February 18, 1998                    By: /s/ Joseph E. Westover
                                     --------------------------
                                     Joseph E. Westover
                                     Vice-President and
                                     Controller